May 9, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Jessica Livingston
Office of Financial Services

Re:	CrossFirst Bankshares, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 25, 2019 CIK No. 0001458412

Ladies and Gentlemen,

On behalf of CrossFirst Bankshares, Inc., a Kansas corporation (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated April 9, 2019, with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, which was confidentially submitted to the SEC on March 25, 2019 (“Amendment No. 1”).

Concurrently with the submission of this letter, the Company is submitting to the SEC on a confidential basis a second revised draft of the Registration Statement on Form S-1 (the “Revised Draft Registration Statement”).  For your reference, copies of this letter, along with both clean copies of the Revised Draft Registration Statement and copies marked to show all changes from Amendment No. 1, are being separately provided to the Staff.

In addition to revisions made in response to the Staff’s comments, the Revised Draft Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein, including (i) adding the Company's unaudited financial statements as of and for the three months ended March 31, 2019 and 2018, (ii) providing disclosure with respect to the three-month periods ended March 31, 2019 and 2018, (iii) updating certain pie charts and other charts and graphics to provide information as of or for the three-month period ended March 31, 2019, and (iv) revising the calculation of the weighted average yields on available-for-sale securities in the tables located on pages 68 and 69 of the Revised Draft Registration Statement to reflect an overall yield rather than the coupon rate, to better align with the Regulation S-X requirements.

Set forth below are the Company’s responses to the Staff's comments. For the convenience of the Staff, we have restated in this letter each of the comments in the Staff's comment letter and numbered each of the responses to correspond to the numbers of the comments in the comment letter. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Draft Registration Statement.

Securities and Exchange Commission
May 9, 2019

Draft Registration Statement on Form S-1 Submitted March 25, 2019

Prospectus Summary
Competitive Strengths
Sophisticated Suite of Banking Services to Facilitate Full-Service Commercial Relationships,

1.          Please revise the pie chart depicting Deposits as of December 31, 2018 here and on page 94 under the title Business – Deposit Composition to reflect Time Deposits greater than or equal to $100,000 to be 14.2% and Time Deposits less than $100,000 to be 17.3% consistent with the disclosure appearing on page 75 under the title MD&A – Discussion and Analysis of Financial Condition – Deposits.

Response:

In response to the Staff’s comment, the Company has revised the pie charts on pages 7 and 103 of the Revised Draft Registration Statement to reflect Time Deposits greater than or equal to $100,000 and Time Deposits less than $100,000 to be consistent with the amounts shown in the disclosure appearing on page 83 under the title MD&A – Discussion and Analysis of Financial Condition – Deposits. The disclosure has been updated from December 31, 2018 to March 31, 2019.

The Offering
Listing, page 12

2.          We note your disclosure here and on page 51 under the title Dilution that all information in the prospectus excludes shares of common stock issuable upon the exercise or settlement of equity awards, warrants, future awards under the 2018 Omnibus Equity Incentive Plan and common stock issuable under the Employee Stock Purchase Plan at March 7, 2019. Please provide a reconciliation of the amount of common stock issuable at 12/31/18 as disclosed in the financial statements to March 7, 2019.

Response:

In response to the Staff’s comment, the Company has provided below a reconciliation of the amounts disclosed in the financial statements as of March 31, 2019 to the April 30, 2019 amounts shown on pages 12, 51 and 171 of the Revised Draft Registration Statement.

	Common Stock Issuable upon Exercise or Settlement of Equity Awards	Shares of Common Stock Reserved and Available for Future Awards under the 2018 Omnibus Equity Incentive Plan
Balance as of March 31, 2019	2,614,385[1]	1,938,440
Warrants Exercised	(22,000)	-
SSARs Granted	62,582	(62,582)
Balance as of April 30, 2019	2,654,967	1,875,858

1 Includes 1,687,984 SSARs, 192,248 PRSUs, 445,563 RSUs, and 27,090 RSAs (31,151 RSAs are included within common stock outstanding).

Securities and Exchange Commission
May 9, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion and Analysis of Financial Condition
Investment Portfolio, page 63

3.          We note the table which presents the fair value of investment portfolio securities by their stated maturities, as well as the average yields for each maturity range at December 31, 2018 and December 31, 2017. While you disclose that certain securities, primarily mortgage-backed securities, do not have a single maturity date and are shown separately, these securities are presented by maturity ranges. Please revise the table to be consistent with the disclosure presented in Note 2: Securities on page F-18.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 69 of the Revised Draft Registration Statement to be consistent with the disclosure presented in Note 2: Securities on pages F-18 and F-71. For the audited financial statements ended December 31, 2018 and 2017, available-for-sale equity securities were included within the one-year or less maturity category. Due to disclosure updates as part of ASU 2016-01 that was early adopted by the Company on January 1, 2019, the available-for-sale equity security is broken out separately on pages 68 and 69 to be consistent with the new disclosure requirements.

Deposits, page 75

4.          We note the table of average deposit balances and weighted average rates for the years ended December 31, 2018, 2017 and 2016. Please revise the average balance amounts of NOW and savings and Money market deposits for the year ended December 31, 2018 to be consistent with the amounts presented in the average balance sheet appearing on page 56 under the title Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Discussion and Results of Operations – Year Ended December 31, 2018 vs. Year Ended December 31, 2017 – Net Interest Income and Net Interest Margin.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Draft Registration Statement to  be consistent with the amounts and descriptions presented in the average balance sheet appearing on page 57 under the title Management’s Discussion and Analysis of Financial Condition and Results of Operations – Discussion and Results of Operations – Three Months Ended March 31, 2019 vs. Three Months Ended March 31, 2018 – Net Interest Income and Net Interest Margin, and on page 61 under the title Management’s Discussion and Analysis of Financial Condition and Results of Operations – Discussion and Results of Operations – Year Ended December 31, 2018 vs. Year Ended December 31, 2017 – Net Interest Income and Net Interest Margin.

Capital Requirements, page 80

5.          We note the table of capital requirements applicable to the company and the bank. Please revise the amounts of Regulatory capital ratio requirements for the company for the year ended December 31, 2017 to be consistent with the related amounts appearing in Note 12: Regulatory Matters on page F-36.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 89 of the Revised Draft Registration Statement to be consistent with the related amounts appearing in Note 12: Regulatory Matters on pages F-35, F-88 and F-89.

Securities and Exchange Commission
May 9, 2019

* * *
If you or any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned by phone at 816.691.3351 or via email at bob.monroe@stinson.com or Scott Gootee of our office by phone at 816.691.3263 or via email at scott.gootee@stinson.com.

Sincerely,

Stinson LLP

/s/ C. Robert Monroe

C. Robert Monroe

cc:	Pamela Long
John Nolan
Christina Harley
Securities and Exchange Commission

David O'Toole, Chief Financial Officer, CrossFirst Bankshares, Inc.
Aisha Reynolds, General Counsel & Corporate Secretary, CrossFirst Bankshares, Inc.